David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 569-5053

                                                               November 28, 2005

Securities and Exchange Commission
Division of Corporate Finance
Station Place
100 F St. NE, Washington DC 20549
Attention:  Josh Forgione, Staff Accountant

         Re:      Knowledge Transfer Systems, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Filed April 13, 2005
                  Form 10-QSB for the quarter ended March 31, 2005 Filed May 24, 2005
                  File No. 000-28417

Ladies and Gentlemen:

         On behalf of Knowledge Transfer Systems, Inc. (the "Company"), we hereby file this letter in response to the comments of the Securities and Exchange Commission (the "Commission"), dated June 21, 2005 (the "Comment
Letter"), with reference to the Company's Form 10-KSB for the year ended December 31, 2004, and Form 10-QSB for the quarter ended March 31, 2005, file number 0-28417.


1. We read your response to comment 1 and understand that you plan to record the fair value of services performed based on the quoted market price of $0.0065 on May 21, 2004. We also note that the quoted market price of $0.0065 was the price of your common stock prior to the 500 to 1 reverse stock split on July 29, 2004 and the 2.3 million shares issued in October 2004 were on a post split basis. Please further explain to us why you are using the quoted market price of your common stock on a pre-split basis to value this transaction.

2. Please tell us the closing date of the stock purchase agreement where you issued 2.3 million shares and your basis for using a measurement date as of the original Share Purchase Agreement. In your response, please explain to us what events took place between May 21, 2004 and October 12, 2004 when the shares were issued. Please cite relevant accounting literature that supports your accounting. Refer to paragraphs 18-22 of SFAS 123 and EITF 96-18, as applicable.

         Response to 1 and 2:

         Please disregard our previous response to this item. We will, in accordance with the Commission's comments, report the stock issued with a fair value equal to the quoted market price of $.11 ($252,255) on October 12, 2004 (the closing date of the Share Purchase Agreement). The Company will record the $249,962 in additional expenses in an amended 10-KSB filing for 12/31/04.

3. We read your response to comment 2. Please tell us why you have recorded an immediate interest expense associated with the beneficial conversion feature on your convertible debt that has a two-year term rather than amortize the sicount over the term of the convertible instrument. Refer to Issue 6 in EITF 00-27.

         Response:

         The Company will amend its quarterly filing for June to amortize the $600,000 interest expense over the 2 year term of the note per EITF 00-27 issue 6.

         The Company respectfully submits via EDGAR the foregoing responses to the Commission as requested by the Commission. Please note that we are also submitting via facsimile a copy of this letter in order to help expedite your review process.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                                               Very truly yours,

                                                               /s/ David Lubin
                                                               ---------------
                                                               David Lubin

Cc: Shmuel Shneibalg